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                                                                   Exhibit 23.2

                              Consent of KPMG LLP

The Board of Directors
ViaFone, Inc.:

We consent to the use of our report dated August 17, 2001, except as to Note 7 which is as of December 11, 2001, with respect to the consolidated balance sheets of ViaFone, Inc., a development stage enterprise, as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' deficit, and cash flows for years ended June 30, 2001 and 2000 and the period from May 21, 1999 (inception) to June 30, 2001 included herein and to the reference to our firm under the headings "Experts" and "Selected Financial Data of ViaFone" in the proxy statement/prospectus.

                                 /S/ KPMG LLP

Mountain View, California
June 25, 2002